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Overview   Disclosures   Comments **0**   Updat

PORTERS

College Station, TX

- **Beautifully crafted, upscale restaurant** in booming college town
- At the **focal point of Century Square (http://www.century-square.com/)**, the premier 55-acre mixed-use development in the Bryan-College Station area
- **Midway (http://midwaycompanies.com/) executives**, a **seasoned GM**, and an **accomplished Executive Chef** bring decades of experience in concept development, hospitality and service
- This investment is secured by a **blanket lien on all assets** of the business

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Investment Details

1.40x
Investment Multiple　?

$0
Invested of $400,000 minimum　?

$100
Minimum investment

-
Investors

50
Early Bird rewards remaining

64 days remaining

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Company Description

PORTERS will be a 6,000 square foot dining destination located in the heart of Bryan-College Station (the home of Texas A&M University, approximately one and half hours northwest of Houston).

The approachable, upscale restaurant will feature Executive Chef Bill Greenwood's masterfully prepared American cuisine. The menu will have a southern accent to be enhanced through the expert use of oak, pecan, and hickory woods. The to-be-developed eatery will also feature a walk-up butchery providing to-order hand-cut steaks and chops. Patrons will be able to choose from classic cocktails and a robust wine list created by an in-house sommelier, complementing its contemporary fare in a modern, welcoming environment.

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CONFERENCE SPACE
Cantèen
CAVALRY
Court
THE george
17 91
CONFERENCE SPACE
100 PARK
PORTERS
poppy
STAR CINEMA GRILL
BERRYHILL
OFFICE
THE GREEN
hopdoddy
BLAZE PIZZA

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PORTERS is being created as a partnership between a team of experienced restaurant operators and an esteemed team of real estate investors and developers – Midway and Chill Restaurant Group (Charles Criswell and Bill Greenwood). The restaurant will be located in Midway's Century Square (http://www.century-square.com/), an exciting mixed-use destination adjacent (http://www.bizjournals.com/houston/morning_call/2014/11/first-look-citycentre-developers-embark-on-major.html) to Texas A&M University's campus. Century Square will be a 55-acre development that will be a dynamic, walkable, urban destination. PORTERS will be positioned between neighboring upscale hotels, adjacent to a 9,000 square foot green plaza that will be the anchor of the development.

Midway (http://midwaycompanies.com/) is a real estate investment, development and management firm that is headquartered in Houston, Texas. The Midway leadership team is heavily comprised of former students of Texas A&M who are deeply engaged in the university's culture and its vision for the growth of College Station. The company owns a portfolio of approximately 45 million square feet of properties in 23 states and Northern Mexico. Their projects range from mixed-use developments, hospitality, business and industrial parks, and master-planned communities.

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Its marquee project, CITYCENTRE (http://citycentrehouston.com/) in Houston, was recently recognized as "The People's Choice" (http://realtynewsreport.com/2017/01/25/uli-announces-winners-in-houstons-development-of-distinction-awards/) by Houston's Urban Land Institute (ULI) for the top project of the past decade (2007-2017). Specifically, the development was recognized as having "successfully brought an urban setting to the Energy Corridor and created a pedestrian-friendly district where Houstonians can live, work and play." This is the model that the team has taken to Century Square in College Station.



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Midway's iconic CITYCENTRE in Houston is a model for Century Square in College Station

Chill Restaurant Group will manage the day-to-day operations for the restaurant with Charles "Chuck" Criswell serving as the restaurant's General Manager. Criswell is a native Houstonian, a graduate of the University of Houston, and a 30-year veteran of the restaurant industry who has devoted his life to hospitality. He has worked with multiple renowned Texan restauranteurs such as Damian Mandola, Johnny Carrabba, Larry Foles, and Guy Villavosa in multiple

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successful concepts including: Vallone's, Añejo, Eddie V's, and The Tasting Room. Criswell brings the same unrivaled level of passion and experience to PORTERS that he brought to Eddie V's CITYCENTRE.

PORTERS' Executive Chef will be the distinguished Bill Greenwood. Beyond working alongside Criswell at Eddie V's CITYCENTRE, Greenwood's philosophy of farm-to-table, sustainable, upscale cuisine has been honed at multiple well-known restaurants in Texas, California, and Colorado – including Hotel Jerome, The Little Nell Hotel, and Conundrum.

The Restaurant is nearing the end of the design phase and construction is expected to commence in March 2017. The grand opening is expected July 2017.

Learn more: 🌐 (http://www.century-square.com/)

Offering Summary

Issuer
CS Porters Partners, LP

Entity Type
Limited Partnership

Principal Office
170 Century Square Dr.
College Station, TX 77840

Securities
Revenue Sharing Notes

Offering Amount
Minimum of $400,000 to maximum $500,000

Ownership % Represented by Securities

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0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/Archives/edgar/data/1694917/000168570617000001/000168570617-000001-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

100% of the funding proceeds from NextSeed will be used towards the buildout of PORTERS and the purchase of equipment, furniture and supplies. Any additional proceeds will be put towards working capital.



BOH
BOH
BUTCHER'S TABLE
LARGE PRIVATE DINING
OPEN KITCHEN
RESTROOMS
ENTRY & HOST STATION
THE OAK PATIO
WINE
WINE
WOOD
MAIN DINING
SMALL PRIVATE DINING
BAR
COURTYARD PATIO
RESTAURANT LAYOUT

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LARGE PRIVATE DINING

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BUTCHER SHOP & ENTRY

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Read More

Renderings and floor plan presented in this offering may not reflect the final designs of PORTERS

Key Terms

Minimum Investment
$100

Maximum Investment
$50,000

Revenue Sharing Percentage
5.0% of monthly gross revenue of PORTERS

Investment Multiple

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1.4x

Investors will each receive in the aggregate 1.4x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.

Payments

The Issuer will make monthly payments based on the relevant revenue sharing percentage.

Maturity

If the investors have not been paid in full within 48 months, the Issuer is required to promptly pay the entire outstanding balance to the investors.

Security Interest

The Issuer will grant a security interest in all of their assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ⬍	1.40x	48 months	$140

Revenue Sharing Summary*

Once the Issuer commences operations, it will share 5% of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

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Gross revenue in month X

$240,000

Revenue sharing percentage
5.0%

Total payment for month X
$12,000

Assuming that the total amount raised through this offering is $500,000, and Investor A invested $5,000, Investor A is entitled to receive 1.0% of the $12,000 shared with investors for month X. Therefore, **Investor A is paid $120 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments. Read Less

Bonus Rewards

EARLY BIRD REWARD
First 50 investors who invest $500 or more will receive a $25 gift card to PORTERS

Invest $1,000 or more
- **First beverage free on any Texas A&M Game Days** for the first year of the restaurant opening

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Invest $2,500 or more
- **Everything above**, plus **2 tickets to the PORTERS Investor-Only Event**, featuring food and drink, a special butchery display from Executive Chef Greenwood and hand-rolled cigars at the restaurant.

Invest $7,500 or more
- **Everything above**, plus a **free private dinner for 2** at the Butcher's Table (up to $250 value)

Invest $25,000 or more
- **Everything above,** plus enjoy **one free night hotel stay** at your choice of Hotel George or Cavalry Court and the use of a **private whiskey locker** for one year

Invest $50,000
- **Everything above**, plus you **name a cocktail on the menu**

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Business Model

PORTERS is launching an approachable, contemporary, and upscale eatery that will play a central role in Midway's Century Square development. Century Square will include multifamily, office, retail, restaurants, entertainment and hospitality uses with several components already open and the balance to open alongside PORTERS. PORTERS will complement Century Square by providing a uniquely Texas dining experience that will integrate well with the event-programmed The Green, a central green space on the property. The restaurant will also support the dining needs of two full-service, Valencia Group-operated hotels (Cavalry Court and The George) and their 9,000 square feet of conference space.

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FUTURE DEVELOPMENT
CAVALRY
Court
THE george
PORTERS
100 PARK
COLLEGE AVE.
FUTURE DEVELOPMENT
STAR
hopdoddy
BLAZE PIZZA
mo's irish pub
zoes
FUTURE DEVELOPMENT
FUTURE DEVELOPMENT
neighbors
UNIVERSITY DR.

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The restaurant's capacity will be 156 seats which includes two 50-seat dining areas, a smaller private dining room, an outdoor patio, and additional bar area seating. The layout is designed to maximize capacity and create intimate dining experiences in each beautifully crafted section.

The distribution of rooms also allows for the flexibility to serve private groups of various sizes without disturbing the regular flow of guests. Along with an evolving local customer base (https://www.houstoniamag.com/articles/2016/12/30/college-station-texas-a-m), visitors to Texas A&M University will find PORTERS to be a special dining destination.

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PORTERS will be centered around a unique, wood-centric grill and a craft butcher providing hand-cut, to-order steaks and chops.

The beverage options will feature a carefully curated wine list and cocktail menu. The restaurant also plans to offer wine and whiskey lockers to allow regulars and VIP members to indulge in the purchase of full bottles.

The team anticipates that 60% of revenue will be generated from food and 40% through alcohol sales. The average ticket price at PORTERS is anticipated to be $25 for lunch and $75 for dinner. The options for upscale dining are currently very limited in the area, and this price point is in line with comparable restaurants in the area (The Republic and Christopher's World Grille).

Location Analysis

PORTERS will be located adjacent to Texas A&M University in Bryan-College Station, Texas.

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Located 95 miles northwest of Houston, Bryan-College Station is home to more than 63,000 students and the total population is approximately 229,000 (2014). An estimated 1.6 million visitors are drawn to Texas A&M annually (2015).

Bryan-College Station permanent residents have a median household income of $88,984, and the average student family median household income is $96,134 (the top 25% reaching $127,337).



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Century Square is a mixed-use development that sits on a 55-acre site situated on the northeast corner of College Avenue and University Drive adjacent to the University. Phase I of Century Square is currently under construction and occupies 32 of the total 55 acres.

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Traffic counts on University Drive total in excess of 67,000 cars daily.


CENTURY SQUARE PHASE I
CENTURY SQUARE PHASE II & PHASE III
FUTURE DEVELOPMENT
NORTH POINT CROSSING
STUDENT HOUSING
CENTURY SQUARE
PHASE I
THE STACK
MULTI-FAMILY DEVELOPMENT
RISE
NORTHGATE DISTRICT
COLLEGE AVENUE
UNIVERSITY DRIVE
SOUTH TEXAS AVENUE
LINCOLN AVENUE
BONFIRE MEMORIAL
NORTH MAIN DRIVE
BIZZELL STREET
NATIONAL RETAIL
UNIVERSITY GOLF COURSE
TEXAS A&M UNIVERSITY
GEORGE BUSH DRIVE
60
308
6B
60
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Century Square will offer its patrons a wide range of amenities including a luxury 21-and-older multifamily community, multiple retail and restaurant options, a dine-in movie theater, two full-service Valencia Group-operated hotels, 60,000 SF of Class A office, and a two-acre, event-filled plaza.

Century Square – Phase 1 summary

- 249 luxury, 21 -and-older multifamily units
- 162 full-service, “refined rustic” hotel rooms at The George
- 141 full-service hotel rooms at Cavalry Court, inspired by Brazos Valley’s history of military, agriculture, and engineering
- 60,000 SF of Class A office
- 155,000 SF of retail, restaurants and entertainment
- Two-acre, urban-style green plaza, “The Green”

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Leadership



Charles "Chuck" Criswell, *General Manager*

Born and raised in Houston, Texas, Chuck Criswell has devoted his life to hospitality. After graduating from the University of Houston with a degree in finance, he accepted his first management position at Houston's, the renowned restaurant chain created by George Biel.

After several years at Houston's, he accepted a General Manager position with Damian Mandola and Johnny Carrabba. Over the next decade, Criswell opened and operated a number of restaurants for the two throughout Texas. Upon leaving Carrabba's, he served as the president of a restaurant group based in San Antonio, Texas, leading and inspiring his team to open and operate restaurants in all of the major cities in Texas. Most recently, Criswell has spent five years operating fine dining concepts for Larry Foles and Guy Villavosa at Eddie V's Prime Seafood.

Criswell first worked with Midway when he and Chef Greenwood opened CITYCENTRE's Eddie V's. Chuck will utilize his 30-years of hospitality experience to serve as PORTERS' General Manager.

"Providing hospitality is an authentic, genuine, and enduring profession," says Criswell. With this authenticity-centered approach to hospitality, he strives to develop motivated, winning teams and to maximize guest engagement through truly memorable dining experiences.   Read More

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Bill Greenwood, *Executive Chef*

Bill Greenwood's restaurant experience began at age nine when he began work at his father's restaurants outside of Atlanta, Georgia. Greenwood's on Green Street, owned and operated by Bill's father, William, since 1986, is an Atlanta institution and a pioneering restaurant in the farm-to-table movement. "Growing up Kitchen," as Bill refers to his unique upbringing, has resulted in Bill's profound interest in sustainability, vertical farming, and innovative restaurant supply techniques, while maintaining a passion for straightforward cooking and simple-yet-sophisticated preparations.

Chef Greenwood and Chuck Criswell worked together to open CITYCENTRE's Eddie V's. During his three years as Executive Chef, Greenwood and Criswell built their relationship with the Midway team.

Prior to his time with Eddie V's, Bill worked as the Executive Chef of AP Stumps Chop House in San Jose, California, but he gained his love for the Rocky Mountains and Colorado cuisine while working in Aspen. He first worked at the storied Little Nell Hotel under the guidance of his mentor and James Beard Award winner, Chef George Mahaffey. Bill also worked in the culinary departments of the Hotel Jerome, Cache Cache Bistro, Grana Bread Company, and Conundrum Restaurant.



Midway, *Real Estate Investment & Development Firm*
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Houston-based Midway is a privately owned, fully integrated real estate investment and development firm that has provided the highest level of quality, service and value to its clients and investors for nearly 50 years. Since its inception in 1968, Midway has created projects of distinction, aesthetic relevance and enduring value for its investors, clients and local communities. Midway's purpose is to create enduring investments and remarkable places that enrich people's lives.

The Midway portfolio of projects completed and/or underway consists of approximately 45 million square feet of properties in 23 states and Northern Mexico. Their projects range from mixed-use developments, hospitality, business and industrial parks, and master-planned communities.

The Midway leadership team is heavily comprised of former students of Texas A&M who are deeply engaged in the university's culture and its vision for the growth of College Station.

Timeline

★ **October 2016**

Design of PORTERS commissioned to architect

★ **March 2017**

Construction expected to begin

★ **July 2017**

Construction expected to be completed

★ **July 2017**

Furniture, fixtures and equipment (FF&E) installed. Training of staff complete.

★ **July 2017**

Grand opening

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